Exhibit 99.6

181 University Ave., Suite 2000	info@lsgold.com
Toronto, ON M5H 3M7	www.lsgold.com
tel 416 703 6298
fax 416 703 7764

Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following sets forth a brief description of each matter that was voted upon at the Annual General Meeting (the “Meeting”) of the shareholders of Lake Shore Gold Corp. (the “Corporation”) held on May 10, 2012, and the outcome of each vote.  Where voting was conducted by ballot, the actual voting results are shown. Where voting was conducted by show of hands, the result of the vote is indicated and proxy returns are included for reference (votes cast in person by show of hands are not tabulated).

Shareholders and proxyholders representing 191,101,560 shares (46.5% of the issued and outstanding shares) attended the meeting.

Matter submitted	Results of voting

Setting the number of directors to be elected at 6	Approved by show of hands
	Proxy returns:	186,023,958 FOR (98.89%);
	2,089,105 AGAINST (1.11%);
	0 WITHHELD (0%)

Election of directors	Conducted by ballot:

	Nominee	FOR	WITHHELD	RESULT
	Alan Moon	180,527,734	935,902	Elected
	Arnold Klassen	178,506,502	1,104,746	Elected
	Peter Crossgrove	150,927,494	28,269,174	Elected
	Frank Hallam	151,295,372	28,315,876	Elected
	Jonathan Gill	179,495,680	1,967,956	Elected
	Anthony Makuch	181,102,085	1,027,510	Elected
	Edward Svoboda	2,933,927		Not elected

Appointment of Deloitte &	Approved by show of hands
Touche LLP as auditors of	(Proxy returns:	186,291,836 FOR (99.03%);
the Corporation, with their	0 AGAINST (0%);
remuneration to be fixed	1,821,227 WITHHELD (0.97%)
by the directors